| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-47783 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoreCap Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27777 Franklin Rd., Ste 700
(No. and Street)

| Southfield | MI | 48034 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David Muncie | 248-784-1341 | dave.muncie@corecapinv.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

| 4601 DTC Boulevard Ste 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 349 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David W. Muncie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoreCap Investments, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESYA SULLA
Notary Public - State of Michigan
County of Oakland
My Commission Expires Jan 11, 2029
Acting in the County of Oakland

Lesya Sulla

Signature: _____

Title:
Chief Financial Officer

Notary Public

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## CORECAP INVESTMENTS, LLC

*FINANCIAL STATEMENTS AND*
*SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5*
*OF THE SECURITIES AND EXCHANGE COMMISSION*

*F0R THE YEAR ENDED DECEMBER 31, 2024*

# ■ *CORECAP INVESTMENTS, LLC*

Financial Statements
and Supplementary Information

December 31, 2024

## *TABLE OF CONTENTS*                                                    PAGE NO.



**SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CoreCap Investments, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoreCap Investments, LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Spicer Jeffries LLP*

We have served as CoreCap Investments, LLC's auditor since 2024.

Denver, Colorado
March 31, 2025

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2024*

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 933,415 |
| Accounts receivable: | | |
| Brokers, dealers and clearing organizations | | 438,599 |
| Deposit - clearing organizations | | 50,000 |
| Sales representatives | | 29,383 |
| Other | | 30,303 |
| Prepaid expenses | | 38,333 |
| | | |
| ***TOTAL ASSETS*** | $ | 1,520,033 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accounts payable | $ | 29,068 |
| Commissions payable | | 509,098 |
| Amounts due to related parties | | 96,951 |
| Unsecured debits | | 3,809 |
| | | |
| ***Total Liabilities*** | | 638,926 |

**MEMBER'S EQUITY**

| | | |
|---|---|---|
| Member's equity | | 881,107 |
| | | |
| ***TOTAL LIABILITIES AND MEMBER'S EQUITY*** | $ | 1,520,033 |

See accompanying notes

# CORECAP INVESTMENTS, LLC

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---:|
| Revenue: | | |
| Commissions | $ | 8,251,583 |
| Other revenue | | 615,441 |
| | | 8,867,024 |
| *Total revenue* | | |
| | | |
| Operating Expenses: | | |
| Commission expenses | | 7,202,515 |
| Employee compensation and benefits | | 514,400 |
| Other operating expenses | | 1,034,751 |
| *Total operating expenses* | | 8,751,666 |
| *NET INCOME* | $ | 115,358 |

## CORECAP INVESTMENTS, LLC

*STATEMENT OF MEMBER'S EQUITY*
*YEAR ENDED DECEMBER 31, 2024*

|  | Member's Equity |
| --- | --- |
| **Balance at January 1, 2024** | $ 794,749 |
| Net income | 115,358 |
| Additional capital paid in | 100,000 |
| Distributions to member | (129,000) |
| **Balance at December 31, 2024** | $ 881,107 |

See accompanying notes

[6]

## CORECAP INVESTMENTS, LLC

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2024

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | 115,358 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Changes in: | | |
| Receivables | | (41,733) |
| Prepaid expenses | | 382,962 |
| Payables | | 29,113 |
| **Total adjustments** | | 370,342 |
| Net cash provided by operating activities | | 485,700 |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Additional capital paid in | | 100,000 |
| Member distributions | | (129,000) |
| **Net cash used in financing activities** | | (29,000) |
| **NET INCREASE IN CASH** | | 456,700 |
| **Cash and cash equivalents** – Beginning of year | | 476,715 |
| **Cash and cash equivalents** – End of year | $ | 933,415 |

## CORECAP INVESTMENTS, LLC

### NOTES TO FINANCIAL STATEMENTS

**NOTE 1 – ORGANIZATION**

CoreCap Investments, LLC (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Core Capital Holdings, LLC which is a wholly owned subsidiary of M&O Capital, LLC.

Simplicity Financial Marketing Holdings, Inc. purchased 100% of the stock on January 2, 2024.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Revenue Recognition**

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Insurance commissions are recorded when earned. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable were $438,599 as of December 31, 2024. Contract liabilities were $509,097 as of December 31, 2024.

**Concentrations**

The Company has two groups of representatives under contract which accounted for approximately 72% of CoreCap's total revenue for the year ended December 31, 2024. The Company expects to maintain its relationship with those groups of representatives.

**Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## CORECAP INVESTMENTS, LLC

### NOTES TO FINANCIAL STATEMENTS

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)**

**Financial Instruments with Off-Balance Sheet Risks**
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

**Federal Income Taxes**
During April 2020, CoreCap along with its Parent converted from an S corporation to an LLC. As an LLC, the Company is treated as a partnership for Federal income tax purposes. Consequently, Federal income taxes are not payable by, or provided for, the Company. LLC members are taxed individually on their share of taxable earnings. CoreCap's net income or loss is allocated among the members in accordance with the provisions of the Company's operating agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2021 or state income tax examinations for years before 2020.

**Segment Reporting**

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**NOTE 3 – TRANSACTIONS WITH PARENT COMPANY**

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

## NOTE 3 – TRANSACTIONS WITH PARENT COMPANY (Concluded)

For the year ended December 31, 2024 charges for services provided by CoreCap Holdings, LLC were $768,290 and are included in other operating expenses in the accompanying statement of operations.

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2024, the Company's net capital totaled $745,667, which was $695,667 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .8568 to 1.

## NOTE 5 – LEASE COMMITMENTS

The Company shares office space with its Parent and other related parties subject to a lease agreement with the Parent. The Company reimburses CoreCap Holdings, LLC on a monthly basis for a portion of occupancy costs which approximated $3,000 per month as of December 31, 2024.

For the year ended December 31, 2024, occupancy expenses for the current and former locations totaled $34,176 and is included in other operating expenses in the accompanying statement of operations.

## NOTE 6 – NEWLY ADOPTED ACCOUNTING PRONOUNCEMENT

In June 2016, the FASB issued guidance (FASB ASC 362) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable and contract assets.

The Company adopted the standard effective January 1, 2023. The impact of adoption was not considered material to the financial statements and the accompanying disclosures.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

*SUPPLEMENTARY INFORMATION*

# CORECAP INVESTMENTS, LLC

### COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2024

**CREDIT:**

| | | |
|---|---|---|
| Members' equity | $ | 881,107 |

**DEBITS:**

| | | |
|---|---|---|
| Accounts receivable | | 97,108 |
| Prepaid expenses | | 38,332 |
| Total Debits | | 135,440 |

**NET CAPITAL** | | 745,667

| | | |
|---|---|---|
| Minimum requirements of 6-2/3% of aggregate indebtedness of $638,926 or $50,000 whichever is greater | | 50,000 |
| Excess Net Capital | | 695,667 |

**AGGREGATE INDEBETEDNESS**

| | | |
|---|---|---|
| Accounts payable | | 29,068 |
| Compensation accrued | | 509,098 |
| Due to affiliates | | 96,951 |
| Unsecured debits at RBC | | 3,809 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 638,926 |
| Percentage of aggregate indebtedness to net capital | | 85.68% |

**Reconciliation of net capital as reported on the Company's Form X-17A-5 filing as of December 31, 2024**

| | | |
|---|---|---|
| Net Capital as reported on X-17A-5 | $ | 680,370 |
| Adjustments: | | |
| Decrease in non-allowable receivables | | 65,927 |
| Net Capital per above computation | $ | 745,667 |



**SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
CoreCap Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2024, which were agreed to by CoreCap Investments, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2024, with the amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Spicer Jeffries LLP*

Denver, Colorado
March 31, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

## GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| | |
|---|---|
| *MEMBER NAME* | *SEC No.* |
| CORECAP INVESTMENTS LLC | 8-47783 |

For the fiscal period beginning _____1/1/2024_____ and ending ___12/31/2024___

| | | |
|---|---|---:|
| **1** | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | $ 8,867,024.00 |
| **2** | Additions: | |
| **a** | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| **b** | Net loss from principal transactions in securities in trading accounts. | |
| **c** | Net loss from principal transactions in commodities in trading accounts. | |
| **d** | Interest and dividend expense deducted in determining item 1. | |
| **e** | Net loss from management of or participation in the underwriting or distribution of securities. | |
| **f** | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | |
| **g** | Net loss from securities in investment accounts. | |
| **h** | Add lines 2a through 2g. This is your **total additions**. | $ 0.00 |
| **3** | Add lines 1 and 2h | $ 8,867,024.00 |
| **4** | Deductions: | |
| **a** | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | $ 2,611,164.00 |
| **b** | Revenues from commodity transactions. | |
| **c** | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 57,587.00 |
| **d** | Reimbursements for postage in connection with proxy solicitations. | |
| **e** | Net gain from securities in investment accounts. | |
| **f** | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| **g** | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| **h** | Other revenue not related either directly or indirectly to the securities business. | |

*Deductions in excess of $100,000 require documentation*

| | | | |
|---|---|---:|---:|
| **5** | **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 13,994.00 | |
| | **b** 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | **c** Enter the greater of line 5a or 5b | $ 13,994.00 | |
| **6** | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 2,682,745.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2024

| | | | | |
|---|---|---|---|---|
| 7 | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 6,184,279.00 |
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 9,276.00 |
| 9 | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | General assessment from last filed 2024 SIPC-6 or 6A | | $ 3,042.00 | |
| 11 a | Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) | $ 0.00 | | |
| b | Any other overpayments applied | $ 0.00 | | |
| c | All payments applied for 2024 SIPC-6 and 6A(s) | $ 3,042.00 | | |
| d | Add lines 11a through 11c | | $ 3,042.00 | |
| 12 | **LESSER** of line 10 or 11d. | | | $ 3,042.00 |
| 13 a | Amount from line 8 | | $ 9,276.00 | |
| b | Amount from line 9 | | $ 0.00 | |
| c | Amount from line 12 | | $ 3,042.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 6,234.00 |
| 14 | Interest (see instructions) for 7 days late at 20% per annum | | | $ 24.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 6,258.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-47783 | DEA: FINRA | 2024 | Dec |

*MEMBER NAME* CORECAP INVESTMENTS LLC
*MAILING ADDRESS* 27777 FRANKLIN RD STE 700
SOUTHFIELD, MI 48034

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| CORECAP INVESTMENTS LLC | David Muncie |
| (Name of SIPC Member) | (Authorized Signatory) |
| 3/11/2025 | david.muncie@corecapinv.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***



**SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CoreCap Investments, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) CoreCap Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*Spicer Jeffries LLP*

Denver, Colorado
March 31, 2025

**CoreCap Investments, LLC**
**Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,**
**Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission**
**December 31, 2024**

**CoreCap Investments, LLC Exemption Report**

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, LLC:

CoreCap Investments, LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R, Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. Section 240e15c3-3 under the following provisions of 17 C.F.R. Section 240,15c3-3; (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 3 1, 2023, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R, Section 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Muncie, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

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